SECURITIES AND EXCHANGE COMMISSION

                            Washington, DC 20549

                    ----------------------------------

                                 Form T-3

              FOR APPLICATION FOR QUALIFICATION OF INDENTURE
                    UNDER THE TRUST INDENTURE ACT OF 1939


                   ------------------------------------

                              TELEGROUP, INC.
                             (Name of applicant)
                              2098 Nutmeg Avenue
                             Fairfield, Iowa 52556
                   (Address of principal executive offices)

         SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

           TITLE OF CLASS                                  AMOUNT

10 1/2 percent Senior Discount Notes Due 2004
$97,000,000

                         Approximate date of offering:

                                 February 2, 1998

                    Name and address of agent for service:

                                 Douglas A. Neish
                              Chief Financial Officer
                                   Telegroup, Inc.
                                 2098 Nutmeg Avenue
                                Fairfield, Iowa 52556

                                   With a copy to:
                           Morris F. DeFeo, Jr., Esquire
                            Swidler & Berlin, Chartered
                           3000 K Street, N.W., Suite 300
                                Washington, DC 20007
                                    (202) 424-7500

                                        GENERAL

     1.     General information.  Furnish the following as to the applicant:

          (a)     Form of organization:  Corporation.
          (b) State or other sovereign power under the laws of which organized: Iowa

     2. Securities Act exemption applicable. State briefly the fact relied upon by the applicant as basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required: Not Applicable.

                                  AFFILIATIONS

     3. Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

     NAME                                     JURISDICTION OF INCORPORATION
     ----                                     -----------------------------

Telegroup International Management Pty Limited               Australia

Telegroup Network Services PTY Limited                       Australia

Telegroup Network Services Danmark ApS                       Denmark

TeleContinent, S.A.                                          France

Telegroup Deutschland GmbH                                   Germany

Telegroup Network Services (Deutschland)                     Germany

Telegroup Hong Kong Limited (formerly Top Universe           Hong Kong
     Trading Limited)

Telegroup Italia S.r.l.                                      Italy

Telegroup Japan Kabushiki Kaisha                             Japan

Telegroup Nederland B.V.                                     Nederland

Telegroup Technologies Limited                               New Zealand
(owns 50 percent of voting securities)

Telegroup Network Services New Zealand Limited               New Zealand

Global Access Pty Ltd.                                      South Africa

Telegroup Network Services SA, Geneva                       Switzerland

PCS Telecom, Inc.                                           Florida
(owns 60 percen of voting securities)

Telegroup UK Limited (formerly Telegroup                    UK
     Network Services UK Ltd.)

Telegroup UK Limited #2 (formerly                           UK
     Telegroup UK Ltd.)

Telegroup Technologies Inc.                                 Iowa

Telegroup South Europe, Inc.                                Pennsylvania


     Certain directors and executive officers of the Company listed in Item 4 below may also be deemed affiliates of the Company by virtue of their respective positions with Telegroup Inc.

                             MANAGEMENT AND CONTROL

     4. Directors and executive officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

   NAME & ADDRESS                             POSITION

  Fred Gratzon                   Chairman of the Board and Director
  Telegroup, Inc.
  2098 Nutmeg Avenue
  Fairfield, IA  52556

  Clifford Rees                  President, Chief Executive Officer and
  Telegroup, Inc.                Director
  2098 Nutmeg Avenue
  Fairfield, IA  52556

  John P. Laas                   Senior Vice President and Chief Operating
  Telegroup, Inc.                Officer
  2098 Nutmeg Avenue
  Fairfield, IA  52556

  Ronald B. Stakland             Senior Vice President International Marketing
  Telegroup, Inc                and Operations and Director
  2098 Nutmeg Avenue
  Fairfield, IA  52556

  Douglas A. Neish               Vice President Finance, Chief Financial
  Telegroup, Inc.                 Officer, Treasurer and Director
  2098 Nutmeg Avenue
  Fairfield, IA  52556

  Stanley Crowe                  Vice President North America
  Telegroup, Inc.
  2098 Nutmeg Avenue
  Fairfield, IA  52556

  Michael Lackman                Vice President Advanced Engineering
  Telegroup, Inc.
  2098 Nutmeg Avenue
  Fairfield, IA  52556

  Eric E. Stakland               Vice President Global Carrier Services
  Telegroup, Inc.
  2098 Nutmeg Avenue
  Fairfield, IA  52556

  Ronald L. Jackenthal           Vice President North American Carrier Sales
  Two Embarcadero Center
  Suite #200
  San Francisco, CA  94111

  Robert E. Steinberg            Vice President and General Counsel
  Telegroup, Inc.
  2098 Nutmeg Avenue
  Fairfield, IA  52556

  Ellen Akst Jones               Vice President Administration
  Telegroup, Inc.
  2098 Nutmeg Avenue
  Fairfield, IA  52556

  Andrew Munro                   Vice President Revenue Systems
  107 5th Street
  Coralville, IA  52241

  Steven W. Hathaway             Vice President Enhanced Services
  Telegroup, Inc.
  2098 Nutmeg Avenue
  Fairfield, IA  52556

  J. Sherman Henderson III        Director
  11801 Spring Hill Garden Drive
  Louisville, KY  40233

  Steven J. Baumgartner           Director
  1247 Hinman Avenue
  Evanston, IL  60602

  Rashi Glazer                    Director
  1937 Fallen Oak Court
  Walnut Creek, CA  94595

     5. Principal owners of voting securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant as of January 23, 1998.
------------------------------------------------------------------------------

                               NUMBER OF SHARES    PERCENTAGE OF
NAME AND COMPLETE   TITLE OF   OF COMMON STOCK     VOTING SECURITIES
MAILING ADDRESS     CLASS OWNED    BENEFICIALLY OWNED(1)   OWNED
Fred Gratzon
and Shelley
Levin-Gratzon     Common Stock     11,836,653(2)          37.5

Clifford Rees     Common Stock     11,683,215(3)          37.0

(1) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of Common Stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of October 8, 1997 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage of ownership of any other person. Except as otherwise indicated, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as owned by them. The address of each of the persons in this table is as follows: c/o Telegroup, Inc., 2098 Nutmeg Avenue, Fairfield, Iowa 52556.
(2) Represents (i) 5,918,326 shares of Common Stock owned by Fred Gratzon and Shelley Levin-Gratzon as joint tenants, (ii) 2,239,580 shares of Common Stock held by the Fred Gratzon Revocable Trust, (iii) 2,239,580 shares of Common Stock held by the Shelley L. Levin-Gratzon Revocable Trust, (iv) 1,265,201 shares of Common Stock owned by the Gratzon Family Partnership II, L.P., a Georgia limited partnership, and (v) 173,966 shares of Common Stock owned by the Gratzon Family Partnership I, L.P., a Georgia limited partnership. Fred Gratzon and Shelley Levin-Gratzon are husband and wife, and together they (i) serve as trustees of the two trusts referenced in the prior sentence and (ii) own and/or control the general partners of the two partnerships referenced in the prior sentence. Fred Gratzon is the sole beneficiary of the Fred Gratzon Revocable Trust and Shelley Levin-Gratzon is the sole beneficiary of the Shelley L. Levin-Gratzon Revocable Trust.
(3) Represents (i) 4,804,629 shares of Common Stock owned by Lakshmi Partners, L.P., a Georgia limited partnership, of which a corporation owned and/or controlled by Mr. Rees serves as the general partner, and
     (ii) 6,878,586 shares of Common Stock are held by a revocable trust of which Mr. Rees is the trustee and sole beneficiary.

                                  UNDERWRITERS

     6. Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

     (a)     Common Stock, $0.01 par value per share, of the Company:
             Smith Barney Inc., 388 Greenwich Street, New York, New York 10013; BT Alex. Brown, 1 South Street, Baltimore, MD 21202; and Cowen and Company

     (b) 12 percent Senior Subordinated Notes due November 2003: Merrill Lynch and Co., 250 Vesey Street, World Financial Center, North Tower, NY, NY 10281: and Lehman Brothers Inc., 3 World Financial Center, 4th Floor, New York, New York 10285

     (c)     8 percent Convertible Subordinated Notes due 2005 of the Company:
             Smith Barney Inc., 388 Greenwich Street, New York, New York
             10013

     (d) Senior Discount Notes due 2004 of the Company: Smith Barney Inc., 388 Greenwich Street, New York, New York 10013 and BT Alex. Brown, 1 South Street, Baltimore, MD 21202

                              CAPITAL SECURITIES

     7. Capitalization. (a) Furnish the following information as to each authorized class of securities of the applicant.

          (a) As of January 23, 1998, the following table sets forth information as to each authorized class of securities of the Company:

    TITLE OF CLASS             AMOUNT AUTHORIZED     AMOUNT OUTSTANDING
----------------------------------------------------------------------------

Common Stock, no par value(1)  150,000,000 shares          31,491,687

(1) Each share of Common Stock entitles the holder to one vote on each matter submitted to a vote of stockholders of the Company.

                            INDENTURE SECURITIES

     8. Analysis of indenture provisions. Insert at this point the analysis of indenture provisions required under section 305(a)(2) [paragraph 42,191] of the Act.

         The Notes (which are more fully described in the Offering Memorandum dated October 23,1997 and Prospectus dated January 30, 1998) were issued pursuant to an Indenture (the Indenture dated October 23, 1997, is filed as an exhibit to the applicant's Form S-4 filed on December 22, 1997, the "Indenture") between the Company and the State Street Bank and Trust Company, as trustee, and are in aggregate principal amount $97 million. The terms of the Notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). The Notes are subject to all such terms and investors are referred to the Indenture and the TIA for a statement thereof.

     The Notes will be general unsecured unsubordinated obligations of the Company ranking senior in right of payment to all existing and future subordinated Indebtedness of the Company, including the Convertible Notes, and pari passu in right of payment with all unsubordinated Indebtedness of the Company. The Notes will be effectively subordinated to all secured Indebtedness of the Company to the extent of the value of the assets securing such Indebtedness.

     The Notes will mature on November 15, 2004. The Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after November 1, 2001 at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. In addition, at any time on or prior to November 1, 2000, the Company may redeem up to 33 percent of the aggregate outstanding principal amount at maturity of the Notes originally issued with the net proceeds of one or more public offerings of its Common Stock at a redemption price equal to 110.5 percent of the Accreted Value on the date of redemption plus accrued and unpaid interest, if any, thereon to the date of redemption; provided, however, that immediately after giving effect to any such redemption, not less than 66 percent of the aggregate principal amount at maturity of the Notes originally issued remains outstanding.

     The Notes will accrete in value from the date of issuance to May 1, 2000, at a rate of 10 1/2 percent per annum, compounded semi-annually. Cash interest on the Notes will neither accrue nor be payable prior to May 1, 2000. Thereafter, cash interest will be payable on the Notes semi-annually in arrears on each May 1, and November 1, commencing November 1, 2000, at the rate of 10 1/2 percent per annum.

     9. Other obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities: Not Applicable.

     Contents of application for qualification. This application for qualification comprises --

     (a)     Pages numbered 1 to 18, consecutively.

     (b) The statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified with respect to the Notes, which statement is filed herewith as Exhibit T3G and incorporated by reference.

     (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:



Exhibit
Number           Description
--------         -----------

  T3A          Restated Articles of  Incorporation of Telegroup, Inc.(1)

  T3B          Amended and Restated Bylaws of Telegroup, Inc. (1)

  T3C Indenture between Telegroup, Inc. and State Street Bank and Trust Company, as Trustee, dated as of October 23, 1997 for 10 1/2 percent Senior Discount Notes due 2004 (2)

  T3D          Not Applicable

  T3E          Prospectus dated January 30, 1998 (3)

  T3F Cross-reference sheet showing the location in the indenture of the provisions inserted therein pursuant to Section 310 through 318(a) of the Trust Indenture Act of 1939.

  T3G Trustee's Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939.
-------------
(1) Previously filed as Exhibits to Form S-1, SEC Registration Statement File Number 333-25064.
(2) Previously filed as Exhbits to Form S-4, SEC Registration Statement File Number 333-42979.
(3) Previously filed as part of Form S-4, SEC Registration Statement File Number 333-42979.

                                 SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Telegroup Inc., a corporation organized and existing under the laws of the State of Iowa, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Fairfield, and State of Iowa, on the 30th day of January, 1998.

                                        Telegroup Inc.



                                        By:  /s/ Douglas A. Neish
                                           ---------------------------------
                                        Name:    Douglas A. Neish
                                        Title:   Chief Financial Officer

                                                                 Exhibit T3F

     Reconciliation and tie between Trust Indenture Act of 1939 and Indenture, dated as of October 23, 1997.

         Trust Indenture     Indenture
           Act Section        Section

         Section 310(a)(1)     7.11
                    (a)(2)     7.11
                    (a)(3)     N.A.
                    (a)(4)     N.A.
                    (a)(5)     7.11
                    (b)        7.09; 7.11; 10.02
                    (c)        N.A.
                 311(a)        7.12
                    (b)        7.12
                    (c)        N.A.
                 312(a)        2.05
                    (b)       10.03
                    (c)       10.03
                 313(a)        7.07
                    (b)        7.07
                    (c)        7.07; 10.02
                    (d)        7.07
                 314(a)        4.07; 10.02
                    (b)        N.A.
                    (c)(1)     10.04
                    (c)(2)     10.04
                    (c)(3)     N.A.
                    (d)        N.A.
                    (e)        10.05
         Section 315(a)         7.01(b)
                    (b)         7.05
                    (c)         7.01(a)
                    (d)         7.01(c)
                    (e)         6.11
Section 316(a) (last sentence)  2.09
                    (a)(1)(A)   6.05
                    (a)(1)(B)   6.04
                    (a)(2)      N.A.
                    (b)         6.07
                 317(a)(1)      6.08
                    (a)(2)      6.09
                    (b)         2.04
                 318(a)        10.01
                    (c)        10.01

                                                               Exhibit T3G

                         SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                     FORM T-1
                                     --------

                           STATEMENT OF ELIGIBILITY UNDER THE
                            TRUST INDENTURE ACT OF 1939 OF A
                         CORPORATION DESIGNATED TO ACT AS TRUSTEE

                    Check if an Application to Determine Eligibility
                     of a Trustee Pursuant to Section 305(b)(2)
                                                                ----


                          STATE STREET BANK AND TRUST COMPANY
                  (Exact name of trustee as specified in its charter)

              Massachusetts                               04-1867445
     (Jurisdiction of incorporation or                  (I.R.S. Employer
    organization if not a U.S. national bank)            Identification No.)

     225 Franklin Street, Boston, Massachusetts               02110
      (Address of principal executive offices)              (Zip Code)

       John R. Towers, Esq. Executive Vice President and General Counsel
                225 Franklin Street, Boston, Massachusetts  02110
                                   (617)654-3253
               (Name, address and telephone number of agent for service)

                               -------------------------

                                     TELEGROUP INC.
                  (Exact name of obligor as specified in its charter)

               IOWA                                        42-1344121
   (State or other jurisdiction of                    (I.R.S. Employer
    incorporation or organization)                     Identification No.)

                                   2098 Nutmeg Avenue
                                  Fairfield, Iowa 52556
                   (Address of principal executive offices)  (Zip Code)



                    10 1/2 PERCENT SENIOR DISCOUNT NOTES DUE 2004

                             (Title of indenture securities)

                                         GENERAL

Item 1.     General Information.

            Furnish the following information as to the trustee:

           (a) Name and address of each examining or supervisory authority to which it is subject.

                          Department of Banking and Insurance of The
                          Commonwealth of Massachusetts, 100 Cambridge Street, Boston, Massachusetts.

                Board of Governors of the Federal Reserve System, Washington, D.C., Federal Deposit Insurance Corporation, Washington, D.C.

                (b) Whether it is authorized to exercise corporate trust powers.

                     Trustee is authorized to exercise corporate trust powers.

     Item 2.    Affiliations with Obligor.

                If the Obligor is an affiliate of the trustee, describe each such affiliation.

                The obligor is not an affiliate of the trustee or of its parent, State Street Corporation.

                (See note on page 2.)

     Item 3. through Item 15.     Not applicable.

     Item 16.     List of Exhibits.

                  List below all exhibits filed as part of this statement of eligibility.

                  1. A copy of the articles of association of the trustee as now in effect.

                      A copy of the Articles of Association of the trustee, as now in effect, is on file with the Securities and Exchange Commission as Exhibit 1 to Amendment No. 1 to the Statement of Eligibility and Qualification of Trustee (Form T-1) filed with the Registration Statement of Morse Shoe, Inc. (File No. 22-17940) and is incorporated herein by reference thereto.

                  2. A copy of the certificate of authority of the trustee to commence business, if not contained in the articles of association.

                      A copy of a Statement from the Commissioner of Banks of Massachusetts that no certificate of authority for the trustee to commence business was necessary or issued is on file with the Securities and Exchange Commission as
                      Exhibit 2 to Amendment No. 1 to the Statement of Eligibility and Qualification of Trustee (Form T-1) filed with the Registration Statement of Morse Shoe, Inc. (File No. 22-7940) and is incorporated herein by reference thereto.

                  3. A copy of the authorization of the trustee to exercise corporate trust powers, if such authorization is not contained in the documents specified in paragraph (1) or
                      (2), above.

                      A copy of the authorization of the trustee to exercise corporate trust powers is on file with the Securities and Exchange Commission as Exhibit 3 to Amendment No. 1 to the Statement of Eligibility and Qualification of Trustee (Form T-1) filed with the Registration Statement of Morse Shoe, Inc. (File No. 22-17940) and is incorporated herein by reference thereto.

                  4. A copy of the existing by-laws of the trustee, or instruments corresponding thereto.

                      A copy of the by-laws of the trustee, as now in effect, is on file with the Securities and Exchange Commission as
                      Exhibit 4 to the Statement of Eligibility and Qualification of Trustee (Form T-1) filed with the Registration Statement of Eastern Edison Company (File
                      No. 33-37823) and is incorporated herein

                      by reference thereto.

                  5. A copy of each indenture referred to in Item 4. if the obligor is in default.

                      Not applicable.

                  6. The consents of United States institutional trustees required by Section 321(b) of the Act.

                      The consent of the trustee required by Section 321(b) of the Act is annexed hereto as Exhibit 6 and made a part hereof.

                  7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

                      A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority is annexed hereto as
                      Exhibit 7 and made a part hereof.


                                        NOTES

          In answering any item of this Statement of Eligibility which relates to matters peculiarly within the knowledge of the obligor or any underwriter for the obligor, the trustee has relied upon information furnished to it by the obligor and the underwriters, and the trustee disclaims responsibility for the accuracy or completeness of such information.

          The answer furnished to Item 2. of this statement will be amended, if necessary, to reflect any facts which differ from those stated and which would have been required to be stated if known at the date hereof.

                                     SIGNATURE

          Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, State Street Bank and Trust Company, a corporation organized and existing under the laws of The Commonwealth of Massachusetts, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Hartford and The State of Connecticut, on the 18th of November 1997.

                                      STATE STREET BANK AND TRUST COMPANY


                                      By:  /s/ Dennis Fisher
                                         -------------------------------------
                                          NAME:   DENNIS FISHER
                                          TITLE:  ASSISTANT VICE PRESIDENT



                                        EXHIBIT 6


                                 CONSENT OF THE TRUSTEE

          Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939, as amended, in connection with the proposed issuance by
                                      TELEGROUP INC.
     of its 10 1/2 percent SeniorDiscount Notes due 2004, we hereby consent that reports of examination by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.

                                   STATE STREET BANK AND TRUST COMPANY


                                   By:  /s/ Dennis Fisher
                                      ----------------------------------------
                                        NAME:     DENNIS FISHER
                                        TITLE:    ASSISTANT VICE PRESIDENT

     Dated:  December 18, 1997




















                                        EXHIBIT 7

     Consolidated Report of Condition of State Street Bank and Trust Company, Massachusetts and foreign and domestic subsidiaries, a state banking institution organized and operating under the banking laws of this commonwealth and a member of the Federal Reserve System, at the close of business March 31, 1997, published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act and in accordance with a call made by the Commissioner of Banks under General Laws, Chapter 172, Section 22(a).

                                                                Thousands of
     ASSETS                                                         Dollars

     Cash and balances due from depository institutions:
       Noninterest-bearing balances and currency and coin..........1,665,142
       Interest-bearing balances...................................8,193,292
     Securities...................................................10,238,113
     Federal funds sold and securities purchased
       under agreements to resell in domestic offices
       of the bank and its Edge subsidiary.........................5,853,144
     Loans and lease financing receivables:
       Loans and leases, net of unearned income ...................4,936,454
       Allowance for loan and lease losses............................70,307
       Allocated transfer risk reserve.....................................0
       Loans and leases, net of unearned income and allowances ....4,866,147
     Assets held in trading accounts.................................957,478
     Premises and fixed assets.......................................380,117
     Other real estate owned.............................................884
     Investments in unconsolidated subsidiaries.......................25,835
     Customers' liability to this bank on
       acceptances outstanding .......................................45,548
     Intangible assets...............................................158,080
     Other assets..................................................1,066,957
                                                                   ---------
     Total assets.................................................33,450,737
                                                                  ----------
                                                                  ----------

     LIABILITIES

     Deposits:
        In domestic offices........................................8,270,845
           Noninterest-bearing ....................................6,318,360
           Interest-bearing .......................................1,952,485
        In foreign offices and Edge subsidiary....................12,760,086
           Noninterest-bearing .......................................53,052
           Interest-bearing ......................................12,707,034
     Federal funds purchased and securities sold under
        agreements to repurchase in domestic offices of
        the bank and of its Edge subsidiary........................8,216,641
     Demand notes issued to the U.S. Treasury and
        Trading Liabilities .........................................926,821
     Other borrowed money............................................671,164
     Subordinated notes and debentures.....................................0
     Bank's liability on acceptances executed and outstanding.........46,137
     Other liabilities ..............................................745,529

     Total liabilities............................................31,637,223

     EQUITY CAPITAL
     Perpetual preferred stock and related surplus.........................0
     Common stock.....................................................29,931
     Surplus.........................................................360,717
     Undivided profits and capital reserves/Net
        unrealized holding gains (losses) .........................1,426,881
     Cumulative foreign currency translation adjustments..............(4,015)
     Total equity capital..........................................1,813,514

     Total liabilities and equity capital.........................33,450,737
                                                                  ----------
                                                                  ----------



     I, Rex S. Schuette, Senior Vice President and Comptroller of the above named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the Board of Governors of the Federal Reserve System and is true to the best of my knowledge and belief.

                                            Rex S. Schuette


     We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the Board of Governors of the Federal Reserve System and is true and correct.

                                            David A. Spina
                                            Marshall N. Carter
                                            Charles F. Kaye


                                           5